SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2) *

Solta Medical, Inc.

 (Name of Issuer)

Common Stock, par value $0.001

 (Title of Class of Securities)

83438K103

 (CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 83438K103	13 G	Page 2 of 16

1	NAME OF REPORTING PERSON Meritech Capital Partners II L.P. (“MCP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,239,020 shares, except that Meritech Capital Associates II L.L.C. (“MCA II”), the general partner of MCP II, may be deemed to have sole voting power with respect to such shares, Meritech Management Associates II L.L.C. (“MMA II”), a managing member of MCA II, may be deemed to have sole voting power with respect to such shares, and Paul Madera (“Madera”) and Michael Gordon (“Gordon”), the managing members of MMA II, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,239,020 shares, except that MCA II, the general partner of MCP II, may be deemed to have sole dispositive power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole dispositive power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,239,020
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 83438K103	13 G	Page 3 of 16

1	NAME OF REPORTING PERSON Meritech Capital Affiliates II L.P. (“MC AFF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
109,073 shares, except that MCA II, the general partner of MC AFF II, may be deemed to have sole voting power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole voting power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
109,073 shares, except that MCA II, the general partner of MC AFF II, may be deemed to have sole dispositive power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole dispositive power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,073
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 83438K103	13 G	Page 4 of 16

1	NAME OF REPORTING PERSON MCP Entrepreneur Partners II L.P. (“MEP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
32,411 shares, except that MCA II, the general partner of MEP II, may be deemed to have sole voting power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole voting power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
32,411 shares, except that MCA II, the general partner of MEP II, may be deemed to have sole dispositive power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole dispositive power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 83438K103	13 G	Page 5 of 16

1	NAME OF REPORTING PERSON Meritech Capital Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,380,504 shares, all of which are held by MCP II, MC AFF II, and MEP II, for whom MCA II serves as general partner, except that MMA II, a managing member of MCA II, may be deemed to have sole power to vote these shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,380,504 shares, all of which are held by MCP II, MC AFF II, and MEP II, for whom MCA II serves as general partner, except that MMA II, a managing member of MCA II, may be deemed to have sole power to dispose of these shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,504
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 83438K103	13 G	Page 6 of 16

1	NAME OF REPORTING PERSON Meritech Management Associates II L.L.C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,380,504 shares, all of which are held by MCP II, MC AFF II, and MEP II. MMA II serves as a managing member of MCA II, the general partner of such entities. Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,380,504 shares, all of which are held by MCP II, MC AFF II, and MEP II. MMA II serves as a managing member of MCA II, the general partner of such entities. Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,504
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 83438K103	13 G	Page 7 of 16

1	NAME OF REPORTING PERSON Paul Madera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		4,380,504 shares, all of which are held by MCP II, MC AFF II, and MEP II. MCA II is the general partner of such entities and Madera, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		4,380,504 shares, all of which are held by MCP II, MC AFF II, and MEP II. MCA II is the general partner of such entities and Madera, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,504
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 83438K103	13 G	Page 8 of 16

1	NAME OF REPORTING PERSON Michael Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		4,380,504 shares, all of which are held by MCP II, MC AFF II, and MEP II. MCA II is the general partner of such entities and Gordon, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		4,380,504 shares, all of which are held by MCP II, MC AFF II, and MEP II. MCA II is the general partner of such entities and Gordon, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,504
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 83438K103	13 G	Page 9 of 16

This Amendment No. 2 amends the Statement on Schedule 13G, as amended by Amendment No. 1, previously filed by Meritech Capital Partners II L.P., a Delaware limited partnership, Meritech Capital Affiliates II L.P., a Delaware limited partnership, MCP Entrepreneur Partners II L.P., a Delaware limited partnership, Meritech Capital Associates II L.L.C., a Delaware limited liability company, Meritech Management Associates II L.L.C., a Delaware limited liability company, Paul Madera and Michael Gordon.

ITEM 1(A).	NAME OF ISSUER Solta Medical, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 25881 Industrial Boulevard
Hayward, CA 94545

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Meritech Capital Partners II L.P., a Delaware limited partnership (“MCP II”), Meritech Capital Affiliates II L.P., a Delaware limited partnership (“MC AFF II”), MCP Entrepreneur Partners II L.P., a Delaware limited partnership (“MEP II”), Meritech Capital Associates II L.L.C., a Delaware limited liability company (“MCA II”), Meritech Management Associates II L.L.C., a Delaware limited liability company (“MMA II”), Paul Madera (“Madera”) and Michael Gordon (“Gordon”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
MCA II is the general partner of MCP II, MC AFF II and MEP II, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP II, MC AFF II and MEP II. MMA II is a managing member of MCA II and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP II, MC AFF II and MEP II. Madera and Gordon are managing members of MMA II and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP II, MC AFF II and MEP II.
ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Meritech Capital Partners
245 Lytton Ave, Suite 350
Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP MCP II, MC AFF II and MEP II are Delaware limited partnerships. MCA II and MMA II are Delaware limited liability companies. Madera and Gordon are United States citizens.
ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Common Stock CUSIP # 83438K103
ITEM 3.	Not Applicable.

CUSIP NO. 83438K103	13 G	Page 10 of 16

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of MCP II, MC AFF II and MEP II, and the limited liability company agreements of MCA II and MMA II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.

CUSIP NO. 83438K103	13 G	Page 11 of 16

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.
ITEM 10.	CERTIFICATION Not applicable.

CUSIP NO. 83438K103	13 G	Page 12 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

Entities:
Meritech Capital Partners II L.P.
Meritech Capital Affiliates II L.P.
MCP Entrepreneur Partners II L.P.
Meritech Capital Associates II L.L.C.
Meritech Management Associates II L.L.C.

		By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

Individuals:
Paul S. Madera
Michael B. Gordon

		By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed individuals

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 83438K103	13 G	Page 13 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

Exhibit B: Power of Attorney	15

CUSIP NO. 83438K103	13 G	Page 14 of 16

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Solta Medical, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 83438K103	13 G	Page 15 of 16

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Meritech Management Associates II L.L.C. or such other person or entity as is designated in writing by Paul Madera (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Joel Backman (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

February 13, 2012	MERITECH MANAGEMENT ASSOCIATES II L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ Paul Madera
Paul Madera,
Managing Member

February 13, 2012	MERITECH CAPITAL ASSOCIATES II L.L.C.,
a Delaware Limited Liability Company

	By:	MERITECH MANAGEMENT ASSOCIATES II L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Paul Madera
Paul Madera,
Managing Member

CUSIP NO. 83438K103	13 G	Page 16 of 16

February 13, 2012	MERITECH CAPITAL PARTNERS II L.P.,
a Delaware Limited Partnership

	By:	MERITECH CAPITAL ASSOCIATES II L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	MERITECH MANAGEMENT ASSOCIATES II L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Paul Madera
Paul Madera,
Managing Member

February 13, 2012	MERITECH CAPITAL AFFILIATES II L.P.,
a Delaware Limited Partnership

	By:	MERITECH CAPITAL ASSOCIATES II L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	MERITECH MANAGEMENT ASSOCIATES II L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Paul Madera
Paul Madera,
Managing Member

February 13, 2012	MCP ENTREPRENEUR PARTNERS II L.P.,
a Delaware Limited Partnership

	By:	MERITECH CAPITAL ASSOCIATES II L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	MERITECH MANAGEMENT ASSOCIATES II L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Paul Madera
Paul Madera,
Managing Member